Exhibit 99.2

TRILLION ENERGY INTERNATIONAL CLOSES UPSIZED $22.5 MILLION PUBLIC

OFFERING, INCLUDING EXERCISE OF OVER-ALLOTMENT OPTION

June 29, 2022 – Vancouver, BC – Trillion Energy International Inc. (“Trillion”, or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the closing of its previously announced increased best efforts marketed public offering (the “Offering”) of units (the “Units”) of the Company at a price of $0.31 per Unit (the “Issue Price”), pursuant to which it issued 72,536,900 Units, including the sale of 8,020,900 Units to the Agents (as defined below) pursuant to the Over-Allotment Option (as defined below), for total gross proceeds of $22,486,439.

As previously announced, each Unit consists of one common share of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share for an exercise price of $0.50 for period of 36 months following the closing date of the Offering.

The Offering was conducted by Echelon Capital Markets (“Echelon”) as lead agent and sole bookrunner, along with a syndicate of agents including Research Capital Corporation (and together with Echelon, the “Agents”).

The CSE has conditionally accepted the listing of the Warrants and the Warrants are expected to commence trading on the CSE under the symbol “TCF.WT” today.

The Company granted the Agents an option to purchase up to an additional 15% of the Units sold under the Offering (the “Over-Allotment Option”), at the Issue Price. The Over-Allotment Option was exercised to purchase 8,020,900 Units in connection with the closing of the Offering.

The Company intends to use the net proceeds of the Offering to fund the development of the SASB gas fields, and for working capital and general corporate purposes, as more particularly described in the short form prospectus of the Company dated June 24, 2022 prepared and filed in connection with the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Forward-Looking Information

This release contains forward-looking statements, which are based on current expectations, estimates, and projections about the Company’s business and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Company undertakes no obligation to publicly revise or update any forward-looking statements for any reason. These statements include, but are not limited to, statements relating to the expected use of proceeds and listing of the Warrants, the potential impact on the market for its securities, expansion and business strategies, anticipated growth opportunities, and the amount of fundraising necessary to achieve the foregoing. Such statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.